BresaGen


05005450

11 January, 2005

SEC
The Office of International
Corporate Finance
450 5th Street North West
Stop 3-2
Washington DC 20549
USA

SUPPL

Attention: Paul Dudak

Dear Paul

Company Announcements

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135 to file home country announcements, please find the following announcements which have recently been made through the Australian Stock Exchange –

1. Appendix 3B – New issue announcement dated 31 December, 2004.
2. Appendix 3Y – Change of Director's Interest dated 4 January, 2005
   - Mr Stephen Jones
   - Dr Wolfgang Hanisch
   - Dr Meera Verma
3. Prospectus dated 11 January, 2005
4. Appendix 3B – New issue announcement dated 11 January, 2005

Yours sincerely





Trudy Fenton
Corporate Administrator

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price; the higher of 12 cents or the VWAP of ordinary shares on the ASX for the 30 days following quotation Expiry date 16 December 2009 Shareholders approved the issue of 1,500,000 options to each of the 3 directors at the AGM held on 16 December 2004

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	n/a
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shareholders approved the issue of 1,500,000 options to each of the 3 directors at the AGM held on 16 December 2004
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 December, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	115,221,557	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer Addendum Attached	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are currently no plans to pay a dividend.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty......................
(Company Secretary)

Date: 31 December 2004...........

Print name:

== == == == ==

Addendum 1 – BresaGen Limited Appendix 3B 31 December 2004

Options as at 31 December 2004

Employee Share Option Plan

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
313,334	$1.00	18 Oct 2009	313,334	-
7,500	$1.50	19 May, 2010	7,500	-
142,500	$1.50	10 Oct, 2010	142,500	-
25,000	$1.50	18 May 2011	25,000	-
20,316	$1.01	30 June 2012	20,316	-
508,650			508,650	

CytoGenesis & Management Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
926,250	$1.50	8 November 2005	-	926,250. (i)
926,250	$1.50	8 November 2005	-	926,250. (ii)
997,500	$3.00	8 November 2005	-	997,500 (iii)
2,850,000				2,850,000

(i) Options vest when share price exceeds $2.00 for 5 consecutive days
(ii) Options vest when share price exceeds $2.50 for 5 consecutive days
(iii) Options vest when share price exceeds $3.00 for 5 consecutive days

Other Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
100,000	$0.30	8 May 2008	33,333	66,667 (i)
50,000	$0.31	26 August 2008	50,000	-
25,000	$1.48	29 Nov 2009	25,000	-
25,000	$0.2725	30 May 2013	25,000	-
200,000			133,333	66,667

(1) 33,333 vest 8 May 2005 and 33,334 vest 8 May 2206

Options issued to Directors

Number	Exercise Price (1)	Expiry date	Vested	Issued to
1,500,000	$0.12	16 Dec 2009	1,500,000	S Jones nominee
1,500,000	$0.12	16 Dec 2009	1,500,000	W Hanisch nominee
1,500,000	$0.12	16 Dec 2009	1,500,000	M Verma

(1) The Exercise price is the higher of 12 cents or the VWAP of ordinary shares on the ASX for the 30 days following quotation.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BresaGen Limited
ABN	60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Stephen Jones
Date of last notice	15 October 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Options are held in name of family superfund
Date of change	31 December 2004
No. of securities held prior to change	-
Class	
Number acquired	1,500,000 Unlisted options
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	1,500,000 Unlisted options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of options approved at the shareholders meeting held on 16 December 2004

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BresaGen Limited
ABN 60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Wolfgang Hanisch
Date of last notice	15 October 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Options are held in name of company controlled by Dr Hanisch
Date of change	31 December 2004
No. of securities held prior to change	-
Class	-
Number acquired	1,500,000 Unlisted options
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	1,500,000 Unlisted options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of options approved at the shareholders meeting held on 16 December 2004

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BresaGen Limited
ABN 60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Meera Verma
Date of last notice	15 October 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 December 2004
No. of securities held prior to change	4,323 Ordinary shares 75,000 employee options 100,000 Management options
Class	
Number acquired	1,500,000 Unlisted options
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	4,323 Ordinary shares 75,000 employee options 100,000 Management options 1,500,000 Unlisted options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of options approved at the shareholders meeting held on 16 December 2004

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

BresaGen Limited

ABN 60 007 988 767

Non-Underwritten

PROSPECTUS

A non-renounceable Rights Issue of New Shares on the basis of 4 New Shares for every 5 Shares held, at an issue price of $0.095 per New Share issued

The Offer closes on 22 February 2005
To be eligible for this offer you must be a registered shareholder at 5pm at CST on 27 January 2005 (the Record Date)

Important Information

This document is important and requires your immediate attention.
If after reading this Prospectus you have any questions about the
New Shares being offered pursuant to this Prospectus
or any other matter, then you should consult your professional adviser.

An investment in the New Shares offered by this Prospectus should be considered speculative.

TABLE OF CONTENTS

INVESTMENT SUMMARY

Pro rata rights issue on the basis of	4 new shares for each 5 shares held at the Record Date
Offer Price	$0.095
Record date	27 January 2005
Closing date	22 February 2005
Maximum Amount to be raised under the Offer	$8.8 million
Minimum Subscription	$2.0 million
Shortfall Closing date: The Directors are able to place any shortfall within 90 days of the close of the Prospectus	20 May 2005

These dates are subject to change and are indicative only. BresaGen reserves the right to amend this indicative timetable. In particular, BresaGen reserves the right, subject to the *Corporations Act 2001 (Cth)* and the ASX Listing Rules to extend the Closing Date of the Offer or to withdraw the Offer without prior notice.

i) CHAIRMAN'S LETTER

Dear Shareholder

On behalf of the Board of Directors, I am pleased to invite you to participate in a pro-rata non-renounceable Rights Issue to raise approximately $8.8 million.

BresaGen Ltd has successfully emerged from Voluntary Administration and is now poised to build its business in contract peptide and protein process development and production.

The funds sought from this Prospectus will be used for:

▪ Working Capital and cost of Offer	$1.7 million
▪ Purchase of new and replacement of existing Capital Equipment	$2.5 million
▪ Retirement of Debt	$3.5 million
▪ Interest On Existing Loan	$1.1 million

Working Capital:

Since emerging from Voluntary Administration, there has been a significant increase in interest for the Company's protein engineering services. Some of this interest has translated directly into contracts and ultimately increased revenue. Some substantial contracts have in fact been signed with foreign parties which have yet to crystallise by a supporting cash deposit.

Such is the nature of this business that there is commonly a time lag of up to 9 months between when contracts are negotiated and revenue is received.

There is thus a need, as the business grows to fund this lag which represents work in process and the debtors ledger (which accompanies the work in process) as jobs are progressively completed and billed.

There is also an element of prepayment in contracts which represents "unearned income" and is thus a liability of the Company until work billed covers the prepayment.

Some of the monies sought will be applied to provide the necessary working capital to fund this growth period a large part of which will be the creation of current assets ie WIP and debtors.

This funding need will amount to about $1.7 million.

Purchase and Replacement of Capital Equipment

As demand grows, the Company will be constrained by equipment limitations to meet its projected needs. In particular, there is an identified need for larger fermentation capability to 500L from the current 100L. Increasing the scale will bring significant economies of scale translating directly into higher margins and create a platform for potential incremental earnings in the future.

The directors have also identified an opportunity in Australia for a small to medium volume sterile fill line to service the increasing number of companies taking their products to clinical trials. Currently, companies wishing to fill up to the 10,000 vials required for an early stage clinical trial have, in the experience of the Directors had to take the business offshore.

The anticipated capital expenditure needed to acquire these key assets will be $1.0 million A further $1.5 million required to be applied to the routine upgrade of equipment.

Retirement of Debt

It is proposed to utilise $3.5 million to repay some of the debt due to the SA Government advanced by them to build the Company's protein engineering building and facilities. If the Company can repay sufficient of this debt such that the balance due may be borrowed on normal commercial terms from a Bank under a principal and interest facility over a longer term, then the result will be a reduced burden on the Company's monthly cash flows.

The monies sought will be used in a priority manner as follows: (1) for working capital, (2) capital equipment purchases and (3) debt retirement subject to the success of the Company in rasing the total funds sought by this Prospectus.

The Company's major shareholder CBio Limited (CBio) holds 48.11% of the voting capital of the company subsequent to the restructure approved by shareholders on 11 October 2004. CBio has indicated its intention not to take up its entitlements under the Offer, potentially allowing minority shareholders to rebuild their comparative equity stake following the restructure. CBio has however, indicated its strong and continued support for the Company and it may apply for Shortfall Shares in accordance with the terms of this Prospectus. The Directors reserve the right to place any shortfall to CBio or other parties at the Director's discretion.

I hope shareholders see this gesture on the part of CBio as a way that they may rebuild their equity proportion of BresaGen after the recent dilution occasioned by the Voluntary Administration and restructure.

The Directors commend this Offer to you.

Yours faithfully

Mr Stephen Jones
Chairman

Important Notice

Investment in the New Shares that are offered under this Prospectus should be considered speculative. Applicants should read this Prospectus in its entirety before deciding to apply for the New Shares. If, after reading this Prospectus, you have any questions as to how to deal with this Prospectus, you should contact your stockbroker, solicitor, accountant or professional adviser.

Important Information

This Prospectus is dated 11 January 2005 and was lodged with ASIC on that date with the consent of all the Directors. The Company will apply to the ASX within seven days after the date of the Prospectus for official quotation by ASX of the New Shares. No New Shares will be allotted or issued on the basis of this Prospectus after the expiry date of this Prospectus, being 13 months after the date of this Prospectus.

Neither ASIC, ASX nor their officers take any responsibility for the contents of this Prospectus. This Prospectus has been lodged in Australia and no action has been taken by the Company to lodge this Prospectus in any jurisdiction outside of Australia. The Entitlement and Acceptance and the Shortfall Application Form accompanying this Prospectus are important. Please refer to the instructions in Section 2.7 of this Prospectus regarding the acceptance of your entitlement. Applications may only be submitted on a valid Entitlement and Acceptance and/or Shortfall Application Form that is only available with this Prospectus. This Prospectus is not to be distributed in, and no offer of New Shares is to be made in countries other than Australia. Applicants resident outside Australia should consult their professional adviser as to whether any consents are required or whether any formalities need to be observed in the jurisdiction of their residence to enable them to accept their entitlement pursuant to the Offer.

This Prospectus does not constitute an offer in any place where, or to any person to whom, it would not be lawful to make an offer. The distribution of this Prospectus in jurisdictions outside the Commonwealth of Australia may be restricted by law, and Shareholders in those jurisdictions should seek advice on and observe all applicable restrictions. Any failure to comply with applicable restrictions may constitute a violation of applicable securities laws.

This Offer does not take into account your investment objectives, financial or taxation situation or particular needs. Before making any investment in the Company, you should consider whether such an investment is appropriate to your particular needs, objectives and financial circumstances and you should consult your stockbroker, solicitor, accountant or other professional adviser without delay. By returning an Entitlement and Acceptance Form and/or Shortfall Application Form, you acknowledge that you have received and read this Prospectus and you have acted in accordance with the terms of the Offer detailed in this Prospectus.

All references to currency are to Australian dollars and all references to time are to CST, unless otherwise indicated. Capitalised terms in this Prospectus are defined in the Glossary.

Exposure Period

The *Corporations Act 2001 (Cth)* prohibits the acceptance of applications under the Offer during the period of 7 days after lodgment of this Prospectus (which may be extended by ASIC to a period of 14 days). This period is referred to as the Exposure Period. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to opening of the Offer. Entitlement and Acceptance Forms, and Shortfall Application Forms, received during the Exposure Period will not be accepted until after the expiry of that period. No preference will be conferred on applications received during the Exposure Period. This Prospectus (but not the Entitlement and Acceptance Form, and Shortfall Application Form) will be made generally available during the Exposure Period at the Company's website, www.bresagen.com.au .

iii) CORPORATE DIRECTORY

DIRECTORS

Mr Stephen Jones (Chairman)

Dr Wolfgang Hanisch (Managing Director)

Dr Meera Verma (Director and COO)

COMPANY SECRETARY

Bryan Dulhunty BEc, CA

REGISTERED OFFICE

8 Dalgleish Street
Thebarton
South Australia 5031
AUSTRALIA

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide South Australia 5000
AUSTRALIA

Mailing Address
GPO Box 1903 Adelaide SA 5001
Australia

Tel: (within Australia) 1300 556 161
(outside Australia) +61 3 9415 4000
Fax: +61 8 8236 2305

CONTACT INFORMATION

Tel: +61 8 8234 2660
Fax: +61 8 8234 6268
Website: www.bresagen.com.au

1 PURPOSE OF THE OFFER

1.1 What the Company Plans to achieve

The Company is planning to raise $8.8 million through the offer of a pro rata non-renounceable rights offer.

The Company is positioning itself to be a "one stop shop" for production of protein and peptide therapeutics. The Company has core capabilities in process development and production of protein and peptide drugs. However, the utility and revenue generating capacity of its current facility may be improved by installing a 500L fermentor, aseptic filling line and improving its capacity for protein purification.

Working capital sought through this offer will enable the Company to potentially increase its book of third party contracts for process development of their proprietary molecules.

The Company plans to retire approximately $3.5 million of debt and then refinance the building (see below) on a long term mortgage.

Business Update

BresaGen Ltd ("Company") is based in Adelaide, and its business is concentrated on the production of protein and peptide-based pharmaceuticals. The Company has successfully produced more than 17 different proteins over the past 15 years and is currently marketing a variety of products and process-development services via its "protEcol™" business unit.

On 20 January 2004 the Company requested suspension of its securities following the directors request to appoint Voluntary Administrators to manage the affairs of the Company. On 11 October 2004 shareholders approved the issue of 51% of the issued capital of the Company to CBio Limited in return for a capital injection of $2.9 million and the provision of a Convertible Note facility of $3.4 million. The Company was released from Voluntary Administration on 13 October 2004 and was reinstated on the ASX on 14 December 2004.

The Company's objective now is to build a profitable biopharmaceutical business by developing and commercialising its protein technologies and capabilities, including recombinantly produced peptide and protein biogeneric drug substances. The combination of commercial experience in the production of recombinant proteins and peptides coupled with the new Good Manufacturing Practice (GMP)-capable facility along with an experienced management team, provide the Company with the ability to deliver growth and earnings in this sector.

Business Segments

Supply of Active Pharmaceutical Ingredients (API)

The recently constructed 3,000 square metre facility in Adelaide, houses a 1,000 square metre production plant and is designed to meet United States Food and Drug

Administration ('FDA') requirements for Code of Good Manufacturing Practice cGMP. The facility currently contains a 100L fermentor, and is designed to run a 500L fermentor. By the expenditure of approximately $0.6 million on capital expenditure, a 500L fermentor can be installed which will increase the potential output of the plant five-fold.

Initially, the plant's capacity would be utilised to produce material for clinical trials on short term contracts, but the ultimate objective identified by the Directors is to identify a subset of proteins/peptides with buyers locked into supply agreements for pharmaceutical drug product produced in BresaGen's plant.

Process Development & R&D Supply

The other major niche opportunity for the Company is development of manufacturing processes for peptides as active ingredients for products where cost of production is commercially relevant. Recombinant production of peptides and proteins in *E coli* can generate a major cost advantage for these products, in some cases it's the only way these products can be manufactured, and the Company has built a tool-kit of technologies to deliver successfully in this area.

Process development contracts lead to GMP-compliant supply for clinical trial material and can grow into supply contracts for API, demonstrating the overlap between the capabilities. In some cases, process development contracts have the potential to generate future revenues through royalties on manufacture of the relevant molecule by third parties.

1.2 Use of Funds

The funds available to the Company at close of the Offer and the anticipated use of those funds are summarised in the following tables:

Source of Funds	**Maximum Subscription $ Million**	**Minimum Subscription $ Million**
Proceeds of Offer	8.8	2.0
Cash on hand prior to Offer	0.7	0.7
Total	9.5	2.7
Use of Funds		
Capital Expenditure	2.5	1.0
Principal loan repayment for facility	0.5	0.5
Debt retirement and refinancing	3.0	-
Interest repayment on loan for facility	1.1	0.6
Working Capital	2.3	0.5
Cost of this Offer	0.1	0.1
Total	9.5	2.7

If only the minimum subscription amount is received then the Company will scale back its capital expenditure and particularly its debt reduction plans. The minimum subscription amount would permit the Company to proceed with the acquisition of key equipment and to meet budgeted expenditure under its business plan for a period of 12 months from the date of this prospectus. The Company may choose to raise additional funds during or at the expiration of the period under the Convertible Note Facilities available to it (see summary in section 6). The ability to procure additional funds as and when required is one of the risks associated with the Company. Shareholders should carefully consider the risks disclosed in section 5.

2 DETAILS OF THE OFFER

2.1 Timetable for the Issue

Lodgement of Prospectus with ASIC and ASX	11 January 2005
Securities are quoted on an ex-basis	20 January 2005
Record Date to determine entitlements to the New Shares	27 January 2005
Prospectus and Entitlement and Acceptance Forms Despatched	2 February 2005
Closing Date for acceptance and payment of subscription price	22 February 2005
New Shares quoted on a deferred basis	23 February 2005
Certificates for New Shares expected to be dispatched by no later than	2 March 2005
Shortfall Closing Date for issue of Shortfall New Shares	20 May 2005

The Directors may alter the Closing Date, and the Shortfall Closing Date, and any subsequent date, at their discretion (subject to the Corporations Act 2001 (Cth) and the ASX Listing Rules).

2.2 Subscription Price

Each New Share is offered at a subscription price of $0.095 payable in full upon acceptance.

2.3 Your Entitlement

The Company is making a non-renounceable pro rata rights issue of New Shares in the Company on the basis of 4 New Shares for every 5 Shares held.

The number of New Shares to which you are entitled is calculated as at the Record Date and is shown on the Entitlement and Acceptance Form which accompanies this Prospectus. Fractional entitlements to New Shares will be rounded up to the nearest whole New Share. You may also apply for additional New Shares above your entitlement as noted below.

If as a Shareholder you do not take up your Entitlement, you will as a result of this Issue have your percentage shareholding in the Company diluted.

2.4 Issue Amount

The total number of New Shares to be issued pursuant to the Offer will be up to 92,177,246 New Shares, to raise up to $8,756,838 before issue costs. The number of New Shares could increase on the basis that the Options currently on issue might be exercised prior to the Record Date.

2.5 Entitlements and Acceptances

This Offer may be accepted in whole or in part prior to the Closing Date. The minimum subscription level is $2.0 million. The Directors reserve the right to vary the timetable for the Issue, including extending the Offer period. You can only accept this Offer by completing the Entitlement and Acceptance Form, which accompanies this Prospectus. You can also use the Entitlement and Acceptance Form to apply for additional New Shares above your entitlement. The Directors reserve the right to accept, scale back or refuse any application for additional New Shares in excess of a Shareholder's entitlement.

2.6 Maximum Number of New Shares

The Company currently has 115,221,557 paid ordinary shares on issue. The Company is offering for subscription, under a non-renounceable pro rata rights issue, New Shares in the Company on the basis of 4 New Share for every 5 Shares held with fractional entitlements rounded up to the nearest whole New Share. The subscription price for each New Share is $0.095.

There are currently 8,058,650 Options on issue. Each Option entitles the holder, upon payment of the applicable exercise price, to subscribe for one Share. Of these 5,141,983 options are eligible for exercise, at prices ranging from $0.12 to $1.50 each, on or before the Record Date of this Prospectus. The number of New Shares issued may therefore increase if some or all of these Options are exercised prior to the Record Date. If all the Options are exercised, the number of Shares on issue prior to the New Shares being issued would increase by 5,141,983 and the Company will receive $1,215,620 subscription monies.

2.7 How to apply for Shares in the Offer

Applications for New Shares under the Offer can only be made by completing the Entitlement and Acceptance Form in full, in accordance with the instructions on it and sending it to Computershare Investor Services Pty Ltd (see section 3). An Entitlement and Acceptance Form accompanies this Prospectus for use by Shareholders who are entitled to participate in the Offer. On request a Shortfall Form and Prospectus will be sent to any investor wanting to apply for any shortfall that may occur.

The Offer is scheduled to close at 5:00pm on CST 22 February 2005. If you are taking up your entitlement your Entitlement and Acceptance Form must be received by that time by Computershare Investor Services Pty Ltd together with a cheque or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the application.

Shortfall New Shares may be issued within 3 months of the Closing Date.

2.8 Capital Structure

The capital structure of BresaGen at the completion of the Rights Issue at a price of $0.95 per share will be as follows:

Number of Shares	Maximum number of shares	Minimum number of shares
Shares on issue at the date of this Prospectus	115,221,557	115,221,557
Shares offered by this Prospectus	92,177,246	21,052,632
TOTAL	207,398,803	136,274,189

2.8 Allotment and Dispatch

Application monies will be held in trust for applicants until allotment of the New Shares. Interest earned on the application monies will be for the benefit of BresaGen and will be retained by BresaGen whether or not allotment takes place. No allotment of New Shares will occur until the proceeds of the Rights Offer have been received and ASX grants permission to quote the New Shares. Should ASX not permit the quotation, the application monies will be refunded in full.

New Shares under the Rights Offer are expected to be allotted and certificates for New Shares expected to be dispatched by no later than on or before 2 March 2005.

3 ACTIONS REQUIRED

Shareholders may:

3.1 Take up their entitlement in full

If you wish to take up all of your entitlement, please complete the Entitlement and Acceptance Form which accompanies this Prospectus, in accordance with the instructions set out on the Form. Forward your completed Entitlement and Acceptance Form, together with your cheque or bank draft for the amount shown on your Form, in the reply paid envelope to reach the Company's share registry by 5.00pm on the Closing Date or such later date as the Directors notify.

Cheques and bank drafts, in Australian currency, should be made payable to **'BresaGen Ltd – Rights Issue Account'** and crossed 'not negotiable'.

3.2 Take up part of their entitlement

If you wish to take up part only of your entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, by inserting the number of New Shares for which you wish to accept the Offer under this Prospectus (being less than your entitlement as specified on the Entitlement and Acceptance Form) and forward the completed Form together with your cheque or bank draft for the total amount payable to reach the Company's share registry by 5:00pm on the Closing Date or such later date as the Directors notify.

Cheques and bank drafts, in Australian currency, should be made payable to **'BresaGen Ltd - Rights Issue Account'** and crossed 'not negotiable'.

3.3 Take up more than their entitlement

If you wish to apply to take up more than your entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, by inserting the number of New Shares for which you wish to accept the Offer under this Prospectus (being more than your entitlement as specified on the Entitlement and Acceptance Form) and forward the completed Form together with your cheque or bank draft for the total amount payable to reach the Company's share registry by 5:00pm on the Closing Date or such later date as the Directors notify.

Cheques and bank drafts, in Australian currency, should be made payable to **'BresaGen Ltd – Rights Issue Account'** and crossed 'not negotiable'

BresaGen will refund any amount not used for the additional New Shares applied for. In accordance with ASX Listing Rule 7.11.4 subscriptions in excess of entitlements will only be made out of shortfall. The Directors reserve the right to accept, scale back or refuse any application for additional New Shares in excess of a Shareholder's entitlement.

3.4 Decline the Offer

If you do not wish to take up any part of your Entitlement to New Shares, you are not required to take any action, in which case you will receive no New Shares and your rights will lapse.

If you do not take up your Entitlement, you will as a result of this Issue have your percentage shareholding in the Company diluted.

If you have any queries concerning your entitlement, please contact Computershare on telephone (within Australia) 1300 556 161 or (outside Australia) +61 3 9415 4000 or contact your stockbroker or professional adviser.

If you are accepting shares under your Entitlement then the Entitlement and Acceptance Form and accompanying cheques or bank drafts may be lodged at any time before the Closing Date. Applications received after the Closing Date will not be accepted. The Company will not be responsible for postal or delivery delays.

For those applying only for any shortfall that may occur, the Shortfall Application Form and accompanying cheques or bank drafts may be lodged at any time before the Shortfall Closing Date.

3.5 Shareholders resident outside Australia

The Company will only extend the Offer to Shareholders with registered addresses in Australia. The Company considers it would be unreasonable to extend the Offer to Shareholders with registered addresses in other jurisdictions having regard to the small number of such Shareholders, the small number and value of securities that would be offered in such jurisdictions and the costs of complying with legal and regulatory requirements in those jurisdictions.

It is the responsibility of any person who comes into possession of this Prospectus outside Australia to ensure compliance with all laws of any country relevant to their Acceptance. Any person not in Australia considering taking up their entitlement and Shareholders who are resident outside those countries should consult their professional advisers as to whether or not any governmental or other consents are required, or if other formalities need to be observed, to enable them to accept the New Shares under this Prospectus.

This Prospectus does not constitute an offer in the USA or in any place in which, or to any person to whom, it would not be lawful to make such an offer.

3.6 Underwriting

The Offer is not underwritten.

3.7 Shortfall shares

The Company may seek to place Shortfall New Shares that are not applied for by Shareholders. In accordance with ASX Listing Rule 7.2 Exception 3, the Directors reserve the right to issue the Shortfall Shares at their discretion. The Shortfall Shares must be issued before the Shortfall Closing Date (ie within 3 months of the Closing Date). The issue price for the Shortfall Shares will be $0.095. New Shares placed by the Company in this manner will be subscribed for under this Prospectus, on either the Entitlement and Acceptance Form or the Shortfall Application Form for new shareholders.

3.8 Opening and closing dates

The Prospectus will be dispatched by no later than 2 February 2005 and the Closing Date will be on 22 February 2005. The Shortfall Closing Date will be no later than 20 May 2005

3.9 Allotment

The date for the New Shares to be allotted as a result of the Offer and for dispatch of certificates to shareholders is expected to be no later than 2 March 2005 .

All Shareholders who accept the Offer will receive their Entitlement in full. If more additional Shares are applied for than are available from the shortfall under the Offer, the Company will scale back those applications in its absolute discretion and excess application money will be refunded without interest.

The Company may seek to place Shortfall Shares which are not applied for by Shareholders under the offer at its discretion. Such Shortfall Shares must be issued within 3 months of the Closing Date.

3.10 Terms of the New Shares

The terms of the New Shares are set out in section 7.1. The New Shares will rank equally with the existing fully paid Shares of the Company. The rights and liabilities attaching to the New Shares are summarised in section 7.2.

3.11 Minimum subscription

The offer made pursuant to this Prospectus is subject to a minimum subscription condition under section 723(2) of the *Corporations Act 2001 (Cth).* The minimum subscription is the amount of $2.0 million.

3.12 Recent trading

The Company's shares were suspended from quotation on ASX on 20 January 2004 because the directors holding office at that time appointed Voluntary Administrators to manage the affairs of the Company.

A restructure of the Company was approved by Shareholders at an Extraordinary General Meeting on 11 October 2004.

The Company was subsequently released from Voluntary Administration on 13 October 2004 and was reinstated to quotation on ASX on the 14 December 2004.

The Company's shares traded with a closing price of between 23 cents and 26 cents prior to suspension January 2004. Since reinstatement on 14 December 2004 the shares have traded with a closing price of between 9 cents and 12.5 cents.

4 EFFECT ON THE CAPITAL STRUCTURE AND FINANCIAL POSITION

4.1 Impact on Capital Structure

The maximum number of Shares on issue will increase from 115,221,557 by up to 92,177,246 to 207,398,803

The above assumes none of the Options which are currently on issue are exercised prior to the Record Date.

If only the minimum subscription is reached then Shares on issue will increase from 115,221,557 by 21,052,632 to 136,274,189.

Options currently on Issue

There are currently 8,058,650 Options on issue. Of these 5,141,983 are eligible for exercise prior to the Record Date to subscribe for that number of Shares in the Company at the exercise prices ranging from $0.12 to $1.50 per Share.

If all eligible Options able to be exercised at the Record Date were exercised then the Company would receive $1,215,620 in cash for subscription monies, and the total number of Shares on issue prior to the Issue would increase to 120,363,540.

4.2 Impact on Financial Position

If the maximum number of shares are subscribed for then cash reserves will initially increase by up to $8,756,838 (before expenses of the Issue) to enable the Company to pursue its objectives (see section 1.2 Use of funds).

If only the minimum subscription is reached then cash reserves will initially increase by up to $2,000,000 (before expenses of the Issue) to enable the Company to pursue its objectives (see section 1.2 Use of funds).

Set out below is the audited Statement of Financial Position as at 30 June 2004, pro forma management accounts as at 8 December 2004 that were released to the market prior to reinstatement on the ASX on the 14 December 2004, as well as the pro forma position of the Company showing the effect on the Company's Financial Position if this Prospectus is fully subscribed.

BRESAGEN LTD AND CONTROLLED ENTITIES
PROFORMA STATEMENT OF FINANCIAL POSITION

	AS AT 30 JUNE 2004 (1)	AS AT 8 DECEMBER 2004 (2)	PRO RATA RIGHTS ISSUE	PROFORMA ACCOUNTS FOLLOWING RIGHTS ISSUE
CURRENT ASSETS				
Cash	1,399	1,239	8,757	9,996
Receivables	124	178	-	178
Inventories	57	71	-	71
TOTAL CURRENT ASSETS	1,580	1,488	8,757	10,245
NON-CURRENT ASSETS				
Property, Plant and Equipment	11,316	11,039	-	11,039
Other financial assets	4,769	-	-	-
Intangible assets	263	-	-	-
TOTAL NON-CURRENT ASSETS	16,348	11,039	-	11,039
TOTAL ASSETS	**17,928**	**12,527**	**8,757**	**21,284**
CURRENT LIABILITIES				
Creditors and Borrowings	2,922	461	-	461
Provisions	483	170	-	170
TOTAL CURRENT LIABILITIES	3,405	631	-	631
NON-CURRENT LIABILITIES				
Creditors, Borrowings and Provisions	7,225	7,823	-	7,823
TOTAL NON-CURRENT LIABILITIES	7,225	7,823	-	7,823
TOTAL LIABILITIES	**10,630**	**8,454**	**-**	**8,454**
NET ASSETS	**7,298**	**4,073**	**8,757**	**12,830**
SHAREHOLDERS EQUITY				
Share Capital	61,084	62,256	8,757	71,013
Reserves	234	2,161	-	2,161
Accumulated Losses	(54,020)	(60,344)	-	(60,344)
TOTAL SHAREHOLDERS EQUITY	**7,298**	**4,073**	**8,757**	**12,830**

(1) Audited 30 June accounts
(2) Management accounts provided to the ASX on reinstatement

5 RISK FACTORS

5.1 Factors Influencing Success and Risk

Investors should be aware that investment in the New Shares does carry particular risks. The Company is subject to all the usual risks associated with emerging companies involved in developing new technologies. Actual events and results could differ significantly from those anticipated in this Prospectus. Accordingly, investment in the New Shares should be considered speculative.

The Board of Directors is responsible for ensuring that appropriate strategies, policies and procedures are in place to identify and monitor the risks faced by the Company, and that such risks are managed (where possible) within a level determined by the Board to be prudent. The risks can be categorized as general market risks (matters which relate to business in general), investment risks (matters which related to operating on the ASX) and specific risks (those which relate directly to the Company's business). Other significant issues of which investors should be aware have been identified throughout the Prospectus. Potential investors should read the Prospectus in full before an investment decision is made.

In addition, the Directors consider that the following summary, which is not exhaustive, represents major risk factors of which potential investors need to be aware.

5.2 General Market Risks

Actual Events
Actual events and circumstances may differ from those anticipated in this Prospectus so that the Company needs to adapt its operations accordingly.

General economic conditions
Any prolonged economic slowdown of global economies may impact on the ability of the Company to raise further capital and government decisions concerning the biotechnology industry and products arising there from may impact adversely on the Company's ability to sell its products.

Exchange rate fluctuations
BresaGen may be exposed to a number of different countries and its costs and future revenue may therefore be subject to adverse currency fluctuations.

Technology
Any inability to respond to technological changes in a timely manner may have an adverse impact on the potential revenues and earnings of BresaGen. The effectiveness of the Company's technology may also present a risk. BresaGen's technology may face obstacles and difficulties unknown to BresaGen today. BresaGen may incur additional cost or fail to overcome the difficulties posed in manufacturing and further developing the technology.

Legal action

Whilst BresaGen is not aware of any existing legal claims against it, or grounds for the making of a claim, there is the possibility legal action may be taken against the Company directly or involving the Company by virtue of its connection with other parties with which it has contractual or collaborative relationships. In particular, litigation might arise in relation to the intellectual property and product liability issues, as set out in Section 5.4.

5.3 Investment Risks

Stock market Volatility

A number of factors affect the performance of stock market investments which could also affect the price at which Shares trade on the ASX and the value of Options. Among other things, the stock market may be affected by movements on international stock markets, local interest rates and currency exchange rates, domestic and international economic and political conditions, as well as government taxation and other policy changes. Accordingly there can be no assurance on how the New Shares will be valued or the level of interest in the New Shares amongst the investor market. There are general risks associated with any investment in the stock market. The value of the Company's shares listed on the ASX may rise or fall depending on a range of factors beyond the control of the Company. Similarly, the level of dividends paid on Shares can go down as well as up. Shares should generally not be considered as short-term investments.

Tax

There may be tax implications arising from the application for New Shares, the receipt of dividends (both franked and unfranked) from the Company, participation in any on-market share buy-back and the disposal of Shares or New Shares.

Illiquid market

Shares cannot be traded in an illiquid market. There is no guarantee the Company will continue to be listed on ASX or that it could be listed any other stock exchange. Even the Company's status as a listed public company does not mean that there will always be a market for trading in its Shares. As a result, potential investors may have only a limited opportunity to sell their Shares in the Company and may therefore have to bear the economic risk of holding the present investment in the Shares, New Shares for an indefinite period of time. Generally speaking, Directors of a public company have no discretion to refuse to register a transfer of the Company's shares. That, however, is essentially a formality. The ability to sell (or buy) shares in the Company, after the close of this Offer will depend upon the Company's progress and financial performance, the number and spread of Shareholders, and the range of other factors associated with all of the risks highlighted in this Prospectus.

Because it is unlikely that the Company will soon pay dividends, Shareholders will only be able to benefit from holding BresaGen Shares if the share price appreciates and a market continues to exist for the Shares.

5.4 Specific Risks

The details contained in this Prospectus concerning the application of funds are based on estimates and assumptions about certain events and circumstances that have not yet taken place, and are subject to variation and possible non-fulfillment. The Company is involved in technology research and development. There can be no assurances as to the accuracy of forecast expenditure for the application of funds under this Prospectus. The Company will retain broad discretion over the use of proceeds from this offering. An investor may not agree with how BresaGen spends the proceeds, and BresaGen's use of the proceeds may not yield a significant return or any return at all.

Uncertainty of Research: Project Risks

The success of the Company is dependent on the quality of the research it has under development and its acceptance in the market. There are risks related to the successful research and development of any technology and ensuing commercialisation. Successful completion of Process development contracts for production of molecules for third parties is dependent on successful development of the molecule by the relevant third party. Product development in turn involves lengthy processes and is subject to the outcome of clinical trials and evaluations by external groups such as the Australian Therapeutic Goods Administration (TGA) and the United States Food and Drug Administration ('FDA').

Additionally new processes must also find acceptance in a competitive market place. Market acceptance will depend on many factors, including convincing potential customers and alliance partners that the Company's technology and approach is a more attractive alternative to other service providers and the ability to develop processes to manufacture third party products in sufficient quantities with acceptable quality at an acceptable cost. Because of these and other factors the Company's products may not gain market acceptance, and will mean that it is unlikely that the Company will become profitable.

As BresaGen grows, the Company must continue to implement and improve operating and financial systems and controls necessary to ensure effective management of future growth. BresaGen must continue to expand, train, retain and manage its employee and subcontractor base. No assurance can be given of the ability to manage future growth.

In order to continue the Company's development and commercialisation of its technology platform and investments, the Company may from time to time enter into new business initiatives with individuals and corporations. Such arrangements will expose the Company to risks commonly associated with such ventures including amongst others assimilation of the new operations and personnel into the Company. There can be no assurance that any potential venture will not have a material adverse effect in the Company's business, financial conditions and operations.

Operational Risks

BresaGen is reliant on key personnel and the loss of such personnel may have a material effect on BresaGen's performance. BresaGen recognises the important contribution made by key employees and provides attractive employment conditions

to assist in retaining their services and in securing the services of additional employees, as required.

BresaGen has in place sound financial systems and controls to ensure continued effective management of the Company's future growth. These systems and controls have been developed in accordance with accepted business practice to best manage the risks associated with the financial management of a business entity.

BresaGen is reliant on the production facility being licensed to operate by a number of regulatory bodies including the TGA. The terms of these licenses may by altered by unforeseen changes in regulations. In order to maintain its licenses BresaGen will need to make the necessary adaptations at an unknown cost and effort. The Directors of the Company are not presently aware of any proposed changes that may impact on BresaGen's licenses.

In the event of a disaster such as fire, explosion or earthquake at BresaGen's facility, significant disruption or loss could result. All risks are not necessarily covered by insurance.

Competition
The protein pharmaceutical industry is characterised by rapid and continuous technological innovation. BresaGen's technology, services and expertise may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by it or one or more of BresaGen's competitors.

Intellectual Property
The intellectual property rights on which BresaGen relies to protect the technology underlying the research and future products may not be adequate, which could enable third parties to use the Company's technology or very similar technology and thereby reduce the Company's ability to compete in the market.

The Company's success will depend on its ability to obtain, protect and enforce patents on its technology and to protect its trade secrets. Any patents BresaGen owns or licenses may not afford meaningful protection for its technology and the products.

Others may challenge the Company's patents or the patents of the Company's licensors and, as a result, these patents could be narrowed, invalidated or rendered unenforceable. In addition, current and future patent applications on which BresaGen depends may not result in the issuance of patents in Australia, the US or foreign countries.

Competitors may develop products similar to ours, which are not covered by the Company's patents. Further, if there is a substantial backlog of patent applications at any Patent and Trademark Office, the approval or rejection of the Company's, or, the Company's competitors' patent applications may take several years.

In addition to patent protection, BresaGen also relies on copyright protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of BresaGen's trade secrets

and proprietary information, BresaGen requires its employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorised use or disclosure.

Furthermore, the Company may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. In some situations, BresaGen's confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom employees, consultants or advisors have prior employment or consulting relationships. Although BresaGen requires employees and consultants to maintain the confidentiality of all confidential information of previous employers, the Company or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations.

Others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to Company trade secrets. The inability to protect Company proprietary information and techniques may inhibit or limit the Company's ability to achieve or maintain a competitive position in the market.

High technology companies have a history of patent litigation and will be likely to continue to have patent lawsuits. In order to protect or enforce the Company's patent rights, the Company may have to initiate legal proceedings against third parties. In addition, others may sue the Company for infringing their intellectual property rights or the Company may find it necessary to initiate a lawsuit seeking a declaration from a court that the Company does not infringe the proprietary rights of others.

The patent positions of companies in high technology industries can be uncertain and involve complex legal and factual questions.

Legal proceedings relating to intellectual property could be expensive, take significant time and divert management's attention from other business concerns, no matter whether BresaGen wins or loses. The cost of such litigation could affect the Company's financial position.

Further, if BresaGen does not succeed in an infringement lawsuit brought against the Company, in addition to any damages the Company might have to pay, it could be required to stop the infringing activity or obtain a licence. Any required licence may not be available to BresaGen on acceptable terms, or at all. In addition, some licences may be non-exclusive, and therefore, the Company's competitors may have access to the same technology licensed to us. If BresaGen is unable to obtain a required licence or is unable to design around a patent, Company outcomes could be affected.

The Directors of the Company are not presently aware of any fact, matter or circumstance by which any party may claim or be entitled to object to or challenge any of the Company's patents, trade marks or intellectual property. These circumstances, however, do not reduce the importance of the foregoing considerations for investors.

Regulation and legal issues
The Company's business is subject to a number of regulatory requirements, in addition to general competition law, which have a significant influence in the business, operations and competitive environment. Changes in the laws, regulations and government policy, including but not limited to those affecting support for biotechnology and medical technology research and development and operations, may affect the Company and the attractiveness of an investment in the Company. At the present time the Company is not aware of any such regulatory or legal issues in any of the jurisdictions in which the Company operates.

Product Liability
The Company may experience losses due to product liability claims. Clinical trials conducted by other parties might also potentially expose the Company to product liability claims in the event that its products in development have unexpected effects on subjects. Product liability insurance may not be adequate or may not be available in sufficient amounts, at an acceptable cost or at all. The Company may not be able to obtain commercially reasonable product liability insurance for any product it manufactures or which is approved for marketing. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities may significantly harm the Company.

Funding requirements
BresaGen expects to continue to incur operating and net losses and negative cash flow from Company operations. They may increase for the foreseeable future, due primarily to increases in expenses for research and product development, should the research prove successful. The time required for us to reach or sustain profitability is highly uncertain and BresaGen may not be able to achieve or maintain profitability. Moreover, if BresaGen does achieve profitability, the level of any profitability cannot be predicted and may vary significantly.

The Company may need additional funds in the future to continue to develop and fund its business. The Company's requirements for additional capital may be substantial and will depend on many factors, some of which are beyond its control, including, slower progress in research than anticipated, additional research required to be undertaken, competing technological and market developments, the cost of protection of patent and other intellectual property rights and progress with commercialisation. If the Company needs, but is unable to obtain, additional funding to support its operations, the Company would have to reduce or cease operations or attempt to sell all or part of its operations. The ability of the Company to obtain further funds and the way in which it does so may also involve certain risks to the respective proportion or value of a Shareholders interest. To the extent that the Company raises additional capital through the issue of Shares, the issuance of those Shares would result in equity dilution for existing Shareholders.

Additionally, because it is unlikely that the Company will soon pay dividends, Shareholders will only be able to benefit from holding Shares if the share price appreciates and a market exists for the Shares

Technology development is inherently high risk and the above risks are not exhaustive. Other risks may become evident with further development of the technology and commercial relationships. The Company can give no assurance that all the Company's objectives can be satisfactorily achieved.

The Board considers that certain agreements relating to BresaGen are significant to the Offer, the operations of BresaGen or may be relevant to investors. BresaGen is subject to continuous disclosure obligations and has previously made lodgments with ASIC and ASX announcements as outlined in Section 7.9. To assist shareholders' understanding of the rights and obligations of BresaGen under these agreements, however, a summary of the important details of each agreement is set out below.

1) Secured Convertible Note Facility:

A Convertible Note Facility was approved by Shareholders at the Company's Shareholders Meeting held on 11 October 2004 with CBio Limited. A summary of the principle terms of this facility are set out below

Notes

(a) CBio will make available to the Company a loan facility with a maximum limit of $3.4m. (subsequently it has been agreed that obligations to the extent of $900,000 of this facility will be assumed by Australian Technology Innovation Fund Limited (ATIF), See item 2 below);

(b) the Company will issue a maximum of 34 Notes (now 25 noted See item 2 below) to CBio at an issue price of $100,000;

(c) the maturity date for the facility is 5 years from the commencement of the Convertible Note Facility;

(d) the Notes are transferable at the option of the holder;

(e) the Notes are convertible at the option of the holder;

(f) each Note will be convertible into that number of shares determined by reference to the amount of the face value of the Notes and the following price: the higher of $0.05 per share and the rolling three month volume weighted average price of the Company's ordinary shares, traded on the ASX discounted at 20% (that is the lowest price at which shares will be converted is $0.05 per share) such that the maximum number of shares which may be issued is 68,000,000;

(g) Shares issued on conversion of a Note will be fully paid ordinary shares in the Company; and

(h) Interest will be payable by the Company on the face value of the Notes issued at a rate of 8% per annum.

Charge

a) Fixed and floating charge over all of the Company's assets and undertaking;

b) Secures all monies advanced to the Company by CBio from time to time, including under the Convertible Note Facility; and

c) Secured monies are repayable in accordance with the terms of any relevant agreement (such as the Convertible Note Facility) or otherwise on demand by CBio.

2) Convertible Note Facility:

On the 6 December 2004 the Secured Convertible Note Facility with CBio was amended and ATIF agreed to subscribe for up to the first 9 Notes ($900,000) upon being called to do so by BresaGen. ATIF and BresaGen will be covered by the same terms and conditions as the original facility provided by CBio except that this facility is not secured over the assets of the Company. Subsequent to the 6 December 2004 the Company called upon 2 notes ($200,000) provided under this facility. Immediately upon the issue of the Notes ATIF exercised their right and converted the Notes into 4,000,000 shares. It is the stated intention of all parties that these Convertible Note Facilities will only be drawn upon if required for continued cash solvency of the Company.

3) Building and Facilities Debt:

The Building and Facilities of BresaGen have been constructed via a Deferred Purchase Agreement from the Land Management Corporation (LMC), a South Australian Government Corporation. LMC is registered as the proprietor of the Land that the BresaGen facilities are built on. BresaGen arranged the construction of its purpose built facilities on the Land. LMC agreed to sell and BresaGen agreed to purchase the Land and Buildings for a predetermined "Actual Cost Price" which was capped at $8,916,000. The Actual Cost Price includes: the value of the land and associated costs, construction costs for the Buildings, a service fee of $180,500, and interest costs on working capital. BresaGen was to pay to LMC a deposit of $891,600 in part payment of the Actual Cost Price on signing of the agreement.

BresaGen was to procure the Construction Manager and Trade Contractors to construct the Buildings on the Land for LMC, in compliance with the design brief and relevant building codes. The Construction cost was not to exceed the agreed budget. BresaGen was responsible for making progress payments to the Construction Manager and Trade Contractors. LMC reimbursed BresaGen for these costs up to a maximum of $7,827,670 in a series of payments linked to construction milestones that were certified to LMC in writing. On completion of the building and until transfer of ownership, BresaGen shall use and sub-license the Land and Buildings as required, with LMC's consent, and maintain insurance and all relevant regulatory licenses.

BresaGen's payment obligations from Building Completion Date, are quarterly Interim Interest payments on the Estimated Cost Price until the Actual Cost Price is determined. Once the Actual Cost Price is determined BresaGen will make quarterly payments to LMC to repay the Actual Cost Price within a maximum Term of 10 years. The quarterly payments include interest payments. BresaGen can elect to pay the interest at a fixed or floating rate, this election is irrevocable and binding. On payment of the whole of the Actual Cost Price to LMC, LMC shall execute and deliver to BresaGen a "Memorandum of Transfer of Land" together with a duplicate "Certificate of Title for the Land".

If BresaGen defaults on payments under this agreement, or if a receiver, manager of administrator is appointed to BresaGen, the debt to LMC becomes due and payable and LMC has the right to take possession of the Land and Buildings and re-sell them to recoup its debt from BresaGen. In the event of a resale if an excess (over and above the debt to LMC) is realised, the excess is payable to BresaGen.

The appointment of Voluntary Administrators in January 2004 constituted an event of default under the DPA. Subsequently, a Fee Agreement was signed by BresaGen, LMC and the Deed Administrators on 5 July 2004. Under this agreement:

LMC waived the default and permitted BresaGen to remain in occupation of the Land subject to the terms and conditions of the DPA and the Fee Agreement. BresaGen agreed to make fixed monthly payments which would be off set against the eventual "Actual Cost Price". The term of the Fee Agreement ceased when BresaGen ceased to be an "externally-administered body corporate"

7 ADDITIONAL INFORMATION

7.1 Terms of the New Shares

The terms and conditions of issue of the New Shares are as follows:

- The subscription price is $0.095 each;
- The New Shares may be subscribed for at any time before 5.00pm on the Closing Date;
- New Shares issued pursuant to this Offer will rank pari passu with existing Shares in all respects.

7.2 Rights and Liabilities Attaching to New Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights and liabilities attaching to all Shares including New Shares, which will be issued pursuant to this Issue. Full details are contained in the Constitution of the Company and the Corporations Act 2001 (Cth). Whilst the company is admitted to the Official List of the ASX, the ASX Listing Rules will also apply.

Voting at a General Meeting
Subject to any shares which may in the future be issued with special or preferential rights (as permitted by the ASX Listing Rules), every Shareholder present in person at a general meeting of the Company or by proxy, representative or attorney has one vote on a show of hands and, on a poll, one vote for each fully paid Share held. On a poll, a Shareholder is only entitled to vote in respect of shares held by that Shareholder upon which no call is payable.

Meetings of Members
Each Shareholder is entitled to receive notice of, attend and vote at meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act 2001 (Cth) and the ASX Listing Rules.

Dividends
The Directors may from time to time determine dividends to be distributed to Shareholders according to their rights and interests. The Directors may fix the time for distribution and the methods of distribution. Dividends are payable on all Shares in proportion to the amount paid up of the total issue price paid for the Shares. This is subject to any special or preferential rights attached to any class of shares created after the allotment of the Shares (as permitted by the ASX Listing Rules).

Transfer of Shares
Shares in the Company may be transferred by a proper transfer effected in accordance with the ASTC Settlement Rules, by any other method of transferring or dealing in Shares introduced by ASX and as otherwise permitted by the Corporations Act 2001 (Cth) or by a written instrument of transfer in any usual form or in any other form

approved by the Directors that is otherwise permitted by the Corporations Act 2001 (Cth) or the ASX Listing Rules.

The Directors may decline to register a transfer of Shares (other than a proper transfer in accordance with ASTC Settlement Rules) where permitted to do so under ASX Listing Rules or the Corporations Act 2001 (Cth).

Issue of Further Shares
The Directors may allot, issue, grant options in respect of, or otherwise dispose of, further Shares on such terms and conditions as they see fit. However, the Directors must act in accordance with the restrictions imposed by the Constitution, ASX Listing Rules, the Corporations Act 2001 (Cth) and any rights for the time being attached to the Shares in any special class of those shares.

Winding Up
If the Company is wound up, the liquidator may divide the whole or part of the property of the Company among the Shareholders and may determine that division as between the Shareholders (or classes of Shareholders) in accordance with their rights and interests in the Company.

Share Buy Backs
Subject to the provisions of the Corporations Act 2001 (Cth) and ASX Listing Rules, the Company may reduce or alter its capital including buying back Shares in itself.

Directors
The minimum number of Directors is three.

Variation of Class Rights
Unless otherwise provided by the Constitution or by the terms of issue of a class of shares, the rights attaching to any class of shares may be varied or abrogated with the consent in writing of the holders of three-quarters of the issued shares included in that class or with the sanction of a special resolution passed at a separate meeting of the holders of those shares.

Alteration of Constitution
The Constitution can only be amended by special resolution passed by at least three-quarters of Shareholders present and voting at a general meeting of the Company. The Company must give at least 28 days written notice of its intention to propose a resolution as a special resolution.

A copy of the Constitution of the Company is available for inspection, free of charge, at the registered office of the Company.

7.3 Dividend Policy

The Company does not anticipate paying dividends for the forthcoming financial year.

7.4 Interests of Directors

Other than as set out below or elsewhere in this Prospectus, no Director has or had at any time in the last 2 years an interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company in connection with the Offer or the formation or promotion of the Company, or the Offer; or has been paid or agreed to be paid an amount, or has been given or agreed to be given any other benefit, either to induce him to become, or to qualify him as a Director, or otherwise for services provided by him in connection with the formation or promotion of the Company or the Offer.

Interests in Securities

The Directors (and their associates) have the following relevant interests in securities of the Company as at the date of this Prospectus:

	SHARES		OPTIONS	
Directors	**Direct**	**Indirect**	**Direct**	**Indirect**
Mr Stephen S Jones (Chairman)	-	-	-	1,500,000
Dr Wolfgang Hanisch (Managing Director)	--	-	--	1,500,000
Dr. Meera Verma (Director and COO)	4,323	-	1,675,000	-

Remuneration – Directors

The remuneration of the Directors is determined in accordance with the Constitution of the Company.

(a) Remuneration expected to be received by Mr Stephen Jones from BresaGen and related entities on an annual basis.

	BresaGen	CBio	Total
Director's fees	60,000	13,750	73,750
Superannuation	5,400	1,250	6,650
Consulting fees	-	36,000	36,000
Total	65,400	51,000	116,400

(b) Remuneration received by Dr Wolfgang Hanisch from BresaGen and related entities on an annual basis.

	BresaGen	CBio	Total
Salary	-	250,000	250,000
Superannuation	-	22,500	22,500
Consulting fees	120,000	-	120,000
Expense reimbursement	-	18,000	18,000
Total	120,000	290,500	410,500

(c) Remuneration received by Dr Meera Verma from BresaGen and related entities on an annual basis.

	BresaGen
Salary	135,500
Superannuation	13,500
Total	149,000

Directorships – related parties

Mr Stephen Jones and Dr Wolf Hanisch are directors of CBio Limited.

Interests of Advisers

Other than as set out in this Prospectus, no person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus:

- Has or had at any time in the last 2 years an interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company in connection with the Offer or the formation or promotion of the Company, or in the Offer; or
- Has been paid or agreed to be paid an amount or agreed to be given any other benefit, either to induce them to become, or to qualify them as a Director, or otherwise for services rendered by them in connection with the formation or promotion of the Company or the Offer.

7.5 Expenses of the Offer

The expenses of the Offer payable by the Company are estimated as approximately $100,000. These expenses include legal fees, printing and other miscellaneous expenses They will be borne by the Company. Additional expenses may be incurred through placement fees by stockbrokers assisting with placing any Shortfall Shares. This amount is unknown as is the number of Shortfall Shares, but will be negotiated on normal commercial terms.

7.6 Application moneys and interest

Moneys received from an Applicant on account of New Shares offered under this Prospectus will, until those New Shares are issued, be held by the Company in a bank account established and maintained by the Company for the purpose of depositing application moneys.

If, after the New Shares are issued, the Company remains liable to repay those moneys under section 723 of the *Corporations Act 2001 (Cth)*, the Company will do so.

To the fullest extent permitted by law, each Applicant agrees that such moneys do not bear interest as against the Company and that any interest earned in respect of the application moneys paid into that account or kept in the separate account belongs to the Company, irrespective of whether or not all or any of the New Shares applied for by that Applicant are issued to that Applicant.

No New Shares will be issued on the basis of this Prospectus after the expiry date of this Prospectus, which is 13 months after the date of this Prospectus.

7.7 Consents to be named

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these parties, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its name or a statement included in this Prospectus with the consent of that party as specified below:

(a) Computershare Investor Services Pty Ltd has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.

7.8 Directors' Responsibility Statement

The Directors state that they have made all reasonable enquiries and have reasonable grounds to believe that any statements by the Directors in this Prospectus are not misleading or deceptive and that in respect of any other statements made in this Prospectus by persons other than Directors, the Directors have made reasonable enquiries and have reasonable grounds to believe that the persons making the statement or statements were competent to make such statements, and that those persons have given their consent to the issue of this Prospectus and have not withdrawn that consent, before lodgment of this Prospectus with ASIC, or to the Directors' knowledge, before any issue of Shares pursuant to this Prospectus.

This Prospectus is prepared on the basis that certain matters may be reasonably expected to be known to investors or their professional advisers.

Each Director has consented to lodgment of this Prospectus with ASIC and has not withdrawn that consent.

7.9 Company Documents

In accordance with Section 712 of the *Corporations Act 2001*, the Company wishes to identify documents lodged with ASIC containing important information for investors, professional analysts and advisers. Such information is taken to be included in this prospectus under Section 712(3).

The Company is a disclosing entity subject to regular reporting and disclosure obligations. In particular, the Company is subject to continuous disclosure under Section 674 of the *Corporations Act 2001* and the ASX Listing Rules.

Any person may request, and the Company will provide free of charge, a copy of each of the following documents during the application period of this Prospectus:

Date Announced/ Lodged	ASX Announcements	ASIC Lodgement
4 January 2005	Appendix 3Y Change in directors' interests	Disclosure Notice Form 7053A
31 December 2004	Appendix 3B Issue of director options	Disclosure Notice Form 7053A
21 December 2004		Change to Company Details Form 484
16 December 2004	Results of AGM	Disclosure Notice Form 7053A
16 December 2004	Chairman's AGM Address to Shareholders	Disclosure Notice Form 7053A
13 December 2004	Company's update prior to reinstatement	Disclosure Notice Form 7053A
13 December 2004	Pre-Reinstatement Disclosure	Disclosure Notice Form 7053A
13 December 2004	Reinstatement to Official Quotation	Disclosure Notice Form 7053A
8 December 2004	Change in substantial shareholding	Disclosure Notice Form 7053A
8 December 2004	Appendix 3B – Issue of 4m shares	Disclosure Notice Form 7053A
6 December 2004	Convertible Note Facility with CBio	Disclosure Notice Form 7053A
1 December 2004	Change in substantial shareholding	Disclosure Notice Form 7053A
17 November 2004	Annual Report	Disclosure Notice Form 7053A
17 November 2004	2004 AGM documents	Disclosure Notice Form 7053A
9 November 2004		Notice of termination of Deed of Company Arrangement Form 5056
28 October 2004	Ceasing to be a substantial shareholder	Disclosure Notice Form 7053A
25 October 2004	Change in substantial shareholding	Disclosure Notice Form 7053A
21 October 2004		Presentation of final accounts by Administrator Form 508
21 October 2004		Notification of corrections Form 492 (amends 20 October 2004 Form 484)
20 October 2004	Becoming a substantial shareholder	Disclosure Notice Form 7053A

Date Announced/ Lodged	ASX Announcements	ASIC Lodgement
20 October 2004		Change to Company Details Form 484
19 October 2004	Appendix 3b	Disclosure Notice Form 7053A
15 October 2004	Change in Officeholders and directors appendix 3Y and 3Z	Disclosure Notice Form 7053A
15 October 2004	Deed of Company Arrangement wholly effectuated	Disclosure Notice Form 7053A
15 October 2004		Notification of Resignation or Removal of Administrator Form 505
14 October 2004		Notice of Termination of Deed of Company Arrangement Form 5056
12 October 2004	AGM relief from ASIC	Disclosure Notice Form 7053A
12 October 2004		Change to Company Details Form 484
11 October 2004	Results from General Meeting	Disclosure Notice Form 7053A
11 October 2004		Change to Company Details Form 484 (x2)
8 October 2004	Full Year accounts	Disclosure Notice Form 7053A
8 October 2004		Financial Report Form 388
22 September 2004		Application for extension to hold AGM Form 2501
20 September 2004		Change to Company Details Form 484
9 September 2004	Notice of General Meeting	Disclosure Notice Form 7053A
9 September 2004	Statutory relief from ASIC	Disclosure Notice Form 7053A
7 September 2004		Instrument of exemption from disclosing entity provisions Form 126
2 September 2004	Cythera merges with Novocell	Disclosure Notice Form 7053A
11 August 2004		Material including proposed notice of meeting to approve

Date Announced/ Lodged	ASX Announcements	ASIC Lodgement
		giving financial benefits Form 5057
21 July 2004		ASIC determination to exclude provisions of s. 713 Form 753
21 July 2004	Directors Resignation	Disclosure Notice Form 7053A
21 July 2004		Change to Company Details Form 484
15 July 2004	Half Year Report for Dec 2003	Disclosure Notice Form 7053A
15 July 2004		Half Yearly reports Form 7051
9 July 2004	Completes the USA merger Agreement with Cythera	Disclosure Notice Form 7053A
21 June 2004		Change to Company Details Form 484
9 June 2004		Change to Company Details Form 484
31 May 2004	Executes USA merger agreement with Cythera	Disclosure Notice Form 7053A
27 May 2004		Deed of Company Arrangement Form 5047
27 May 2004		Notification of appointment of Administrator of Deed of Company Arrangement Form 505
26 May 2004	Deed of Company arrangement signed	Disclosure Notice Form 7053A
14 May 2004		Copy of minutes of meeting of members, creditors and others Form 5011
14 May 2004		Report as to affairs from Administrator Form 507
2 April 2004	Restructure and Re-listing	Disclosure Notice Form 7053A
11 February 2004		Copy of minutes of meeting of members, creditors and others Form 5011
27 January 2004		Change to Company Details Form 484

Date Announced/ Lodged	ASX Announcements	ASIC Lodgement
21 January 2004		Notification of appointment of Administrator Form 505
20 January 2004	Suspension from Official quotation	Disclosure Notice Form 7053A
19 January 2004	Resignation of Directors	Disclosure Notice Form 7053A
19 January 2004	Trading Halt	Disclosure Notice Form 7053A

ASX announcements are also available on the ASX website, www.asx.com.au.

The following information may be of particular interest to investors, professional analysts and advisers:

- materials relating to the Extraordinary General Meeting of the Company held on 11 October 2004 (including Notice of General Meeting lodged on 9 September 2004 and results from General Meeting lodged on 11 October 2004);

- the 2004 Annual Report, including audited financial statements for the period to 30 June 2004 (lodged on 17 November 2004);

- documents relating to the 2004 Annual General Meeting (including Notice of Meeting lodged on 17 November 2004, together with the Chairman's AGM address to Shareholders and results of AGM lodged on 16 December 2004).

The Directors rely upon Section 712(3) of the *Corporations Act 2001* with the inclusion by reference of material referred to above for full disclosure of relevant information to Shareholders for the purposes of Section 711 of the *Corporations Act 2001*, including the name and extent of any Directors' interests of persons identified in Section 711(4) of the *Corporations Act 2001*.

This Prospectus is signed for and on behalf of the Directors.

Dr Meera Verma
Director
Dated 11 January 2005

8 GLOSSARY

AEST	Australian Eastern Standard Time
$	Australian Dollars unless otherwise stated
Applicant	A person who, or body corporate which, submits an Application
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited ACN 008 624 691
ASX Listing Rules	The listing rules of the ASX
ATIF or Australian Technology Innovation Fund	Australian Technology Innovation Fund Limited ACN 098 694 690
CBio	CBio Limited ACN 094 730 417
Closing Date	The date on which the Offer closes being or such other earlier or later date as determined by the Company
Company or BresaGen	BresaGen Ltd ABN 60 007 988 767
Computershare Investor Services Pty Ltd	Computershare Investor Services Pty Ltd
CST	Means Central Standard Time as applicable in Adelaide, South Australia
Directors	The directors of the Company
Entitlement	The entitlement of a Shareholder to acquire New Shares calculated as at the Record Date
Entitlement, Acceptance and Shortfall Form	The entitlement, acceptance and shortfall form accompanying this Prospectus
Issue	The allotment and issue of New Shares under the Offer
New Shares	The Shares in the Company offered under this Prospectus
Offer	The offer of New Shares pursuant to this Prospectus
Option	The right of the holder to acquire a Share upon payment of the applicable exercise price
Record Date	27 January 2005
Share	A fully paid ordinary share in the capital of the Company
Shareholders	Holders of Shares in the Company at the Record Date
Shortfall Closing Date	The date on which the Offer of Shortfall New Shares to parties other than Shareholders closes, being a date no later than 3 months after the Closing Date
Voluntary Administration	The voluntary administration of the Company under the *Corporations Act 2001 (Cth)* commencing with the appointment of an administrator on 20 January 2004 and ceasing on 13 October 2004

ENTITLEMENT AND ACCEPTANCE FORM

THIS DOCUMENT IS IMPORTANT. FOR AN EXPLANATION OF YOUR ENTITLEMENTS AND APPLICATION INSTRUCTIONS PLEASE READ THE PROSPECTUS AND THE BACK OF THIS FORM.

BresaGen Limited

ABN 60 007 988 767

Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, ADELAIDE SA 5000

RIGHTS ISSUE

Non-renounceable entitlement issue of approximately 92.2 million ordinary fully paid New Shares at an issue price of 9.5 cents each on the basis of 4 New Shares for every 5 ordinary fully paid Shares held.

ACCEPTANCES CLOSE – 5.00PM AUSTRALIAN CENTRAL STANDARD TIME ON 22 FEBRUARY 2005

Holder Identification Number (HIN)/
Shareholder Reference Number (SRN):
Entitlement Number:
Sub-Register:

Share Entitlement on Record Date 27 January 2005	Entitlement to New Shares on 4 for 5 basis	Amount payable @ 9.5 cents per New Share for Entitlement	No. of entitled New Shares to be taken up (Entitlement) (1)	Amount enclosed @ 9.5 cents per New Share (3)
				$
			No. of Additional Shares to be taken up (subject to a shortfall) (2)	Amount payable @ 9.5 cents per New Share (4)
				$
			Total of New and Additional Shares to be taken up (1+2)	Total amount payable @ 9.5 cents per New Share (3+4)
				$

RETURN OF THIS DOCUMENT WITH THE REQUIRED ACCEPTANCE MONIES WILL CONSTITUTE YOUR ACCEPTANCE OF THE SECURITIES BEING OFFERED SUBJECT TO RECEIPT OF CLEARED FUNDS.

The entitlement and acceptance form should not be relied upon as evidence of the current Entitlement of the person named in the entitlement and acceptance form

	DRAWER	BANK	BRANCH / BSB NO.	AMOUNT
PLEASE ENTER CHEQUE DETAILS				$

My/Our contact number(s) in the case of inquiry are: Telephone: (__) __________ Facsimile: (__) __________

NOTE: Cheques should be made payable to **BresaGen Limited – Rights Issue Account**, be crossed "NOT NEGOTIABLE" and be forwarded to Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide SA 5000 to arrive no later than 5.00 p.m. Australian Central Standard Time on 22 February 2005.

To the Directors, BresaGen Limited

I/We the above mentioned, being registered on the 27 January 2005, the holder(s) of ordinary shares in the Company hereby accept the New Shares issued in accordance with the enclosed Prospectus;
I/We enclose my/our cheque made payable to BresaGen Limited – Rights Issue Account, for the amount shown being payment at the rate of 9.5 cents per New Share;
I/We hereby authorize you to place my/our names on the register of shareholders in respect of the number of ordinary fully paid New Shares allotted to me/us and;
I/We agree to be bound by the Constitution of the Company.

Issuer Sponsored Holders, if a change of address is to be recorded, please complete the box below.

New Address: ____

____

Signature(s): ____ Date: _______

CHESS Holders, please send any change of address or correction to shareholder's name to your sponsoring participant

ISSUE CLOSES 5.00 P.M. AUSTRALIAN CENTRAL STANDARD TIME, 22 FEBRUARY 2005

EXPLANATION OF ENTITLEMENT

1. The front of this Form sets out the number of New Shares which you are entitled to accept. Your entitlement has been calculated on a 4 for 5 basis with fractions rounded up to the nearest whole New Share.
2. Your Entitlement may be accepted either in full, in part, or in acceptance of additional New Shares (subject to there being a shortfall). There is no minimum acceptance.
3. The price payable on acceptance of each New Share is 9.5 cents.

   You may accept your entitlement in full and by acceptance of additional New Shares by completing the Entitlement and Acceptance Form.

INSTRUCTIONS ON COMPLETING THIS FORM

1. The issue price of 9.5 cents per New Share is payable in full upon application.
2. Payments must be made in Australian currency by cheque or bank draft drawn on and payable at a bank within Australia. Cheques or bank drafts drawn on banks outside Australia in either Australian currency or in foreign currency will not be accepted.
3. The cheques must be made payable to "**BresaGen Limited – Rights Issue Account** " and crossed "Not Negotiable".
4. When completed, this Form together with the appropriate payment in Australian currency should be forwarded to BresaGen Limited. c/o Computershare Investor Services Pty Limited.
5. An appropriate reply paid envelope is enclosed with the Prospectus.
6. Acceptances must be received by Computershare Investor Services Pty Limited no later than 5.00 p.m. Australian Central Standard Time, 22 February 2005.
7. Before completing this Form, the Prospectus should be read carefully.
8. This Form will not be valid if another name is substituted for the name printed on the Form.

ENQUIRIES

Any enquiries as to how to deal with this Form can be directed to the Company's Share Registry.

SHARE REGISTRY
Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000

Telephone: 1300 556 161 Facsimile: (08) 8236 2305

SHORTFALL APPLICATION FORM

THIS DOCUMENT IS IMPORTANT. FOR AN EXPLANATION OF APPLICATION INSTRUCTIONS PLEASE READ THE PROSPECTUS AND THE BACK OF THIS FORM.

BresaGen Limited

ABN 60 007 988 767

SHARE REGISTRY
Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, ADELAIDE SA 5000

RIGHTS ISSUE

Non-renounceable entitlement issue of approximately 92.2m ordinary fully paid New Shares at an issue price of 9.5 cents each on the basis of 4 New Shares for every 5 ordinary fully paid Shares held.

(Shortfall allocations are at the desecration of the Directors)

SHORTFALL APPLICATIONS CLOSE – 5.00PM AUSTRALIAN CENTRAL STANDARD TIME 20 MAY 2005

Full name shares to be registered: ______________________________

Enter postal address: ______________________________

____

No. of New Shares to be taken up (subject to a shortfall)	Amount enclosed @ 9.5 cents per New Share
	$

RETURN OF THIS DOCUMENT WITH THE REQUIRED ACCEPTANCE MONIES WILL CONSTITUTE YOUR ACCEPTANCE OF THE SECURITIES BEING OFFERED SUBJECT TO RECEIPT OF CLEARED FUNDS.

	DRAWER	BANK	BRANCH / BSB NO.	AMOUNT
PLEASE ENTER CHEQUE DETAILS				$

My/Our contact number(s) in the case of inquiry are: Telephone: (_ _) _ _ _ _ _ _ _ _ _ _ Facsimile: (_ _) _ _ _ _ _ _ _ _ _ _

NOTE: Cheques should be made payable to **BresaGen Limited – Rights Issue Account**, be crossed "NOT NEGOTIABLE" and be forwarded to Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide SA 5000 to arrive no later than 5.00 p.m. Australian Central Standard Time on 20 May 2005.

To the Directors, BresaGen Limited

I/We enclose my/our cheque made payable to BresaGen Limited – Rights Issue Account, for the amount shown being payment at the rate of 9.5 cents per New Share;
I/We hereby authorize you to place my/our names on the register of shareholders in respect of the number of ordinary fully paid New Shares allotted to me/us and;
I/We agree to be bound by the Constitution of the Company.

SHORTFALL APPLICATIONS CLOSE 5.00 P.M. AUSTRALIAN CENTRAL STANDARD TIME, 20 MAY 2005

INSTRUCTIONS ON COMPLETING THIS FORM

1. The issue price of 9.5 cents per New Share is payable in full upon application.
2. Payments must be made in Australian currency by cheque or bank draft drawn on and payable at a bank within Australia. Cheques or bank drafts drawn on banks outside Australia in either Australian currency or in foreign currency will not be accepted.
3. The cheques must be made payable to **BresaGen Limited – Rights Issue Account** and crossed "Not Negotiable".
4. When completed, this Form together with the appropriate payment in Australian currency should be forwarded to BresaGen Limited. c/o Computershare Investor Services Pty Limited.
5. Applications must be received by Computershare Investor Services Pty Limited no later than 5.00 p.m. Australian Central Standard Time 20 May 2005.
6. Before completing this Form, the Prospectus should be read carefully.

ENQUIRIES

Any enquiries as to how to deal with this Form can be directed to the Company's Share Registry.

SHARE REGISTRY
Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000

Telephone: 1300 556 161 Facsimile: (08) 8236 2305

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	92,177,246
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	4 for 5 non renounceable rights issue at 9.5cents per share

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9.5 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pro rata rights issue to fund Capital Expenditure, debt retirement and working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,398,803	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer Addendum Attached	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are currently no plans to pay a dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	4 for 5
14	+Class of +securities to which the offer relates	Ordinary shares
15	+Record date to determine entitlements	27 January 2005
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Rounding up fractional entitlements
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Residents in jurisdictions outside Australia may not be able to participate – Please see 3.5 of the prospectus.
19	Closing date for receipt of acceptances or renunciations	22 February 2005

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	Any shortfall may be placed at directors discretion. This may be done via a broker. It is expected normal commercial rates will be paid for these services
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	2 February 2005
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	11 January 2005
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	2 March 2005

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
	Ordinary Shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Bryan Dulhunty....................... Date: 11 January 2005............
(Company Secretary)

Print name:

== == == == ==

Addendum 1 – BresaGen Limited Appendix 3B 11 January 2005

Options as at 11 January 2005

Employee Share Option Plan

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
313,334	$1.00	18 Oct 2009	313,334	-
7,500	$1.50	19 May, 2010	7,500	-
142,500	$1.50	10 Oct, 2010	142,500	-
25,000	$1.50	18 May 2011	25,000	-
20,316	$1.01	30 June 2012	20,316	-
508,650			508,650	

CytoGenesis & Management Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
926,250	$1.50	8 November 2005	-	926,250. (i)
926,250	$1.50	8 November 2005	-	926,250. (ii)
997,500	$3.00	8 November 2005	-	997,500 (iii)
2,850,000				2,850,000

(i) Options vest when share price exceeds $2.00 for 5 consecutive days
(ii) Options vest when share price exceeds $2.50 for 5 consecutive days
(iii) Options vest when share price exceeds $3.00 for 5 consecutive days

Other Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
100,000	$0.30	8 May 2008	33,333	66,667 (i)
50,000	$0.31	26 August 2008	50,000	-
25,000	$1.48	29 Nov 2009	25,000	-
25,000	$0.2725	30 May 2013	25,000	-
200,000			133,333	66,667

(1) 33,333 vest 8 May 2005 and 33,334 vest 8 May 2206

Options issued to Directors

Number	Exercise Price (1)	Expiry date	Vested	Issued to
1,500,000	$0.12	16 Dec 2009	1,500,000	S Jones nominee
1,500,000	$0.12	16 Dec 2009	1,500,000	W Hanisch nominee
1,500,000	$0.12	16 Dec 2009	1,500,000	M Verma

(1) The Exercise price is the higher of 12 cents or the VWAP of ordinary shares on the ASX for the 30 days following quotation.